UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing AGM Statement



Results of Annual General Meeting


Pearson plc held its annual general meeting for shareholders at 12 noon today. All resolutions were put to the meeting and approved on a poll.


Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.


The total number of votes received for each resolution is set out below. The number of 25p ordinary shares in issue on 27 April 2007 was 806,773,111.

Resolution Description                     For and       Against       Abstain
                                     Discretionary

Resolution To receive the 2006 report  531,519,552       425,380       557,323
1          and accounts

Resolution To declare a final          532,440,848        20,327        42,673
2          dividend

Resolution To re-elect Patrick Cescau  531,283,691     1,123,255        96,615
3

Resolution To re-elect Rona Fairhead   531,149,847     1,285,031        67,854
4

Resolution To re-elect Susan Fuhrman   531,249,549     1,154,662        97,208
5

Resolution To re-elect John Makinson   529,716,896     2,711,958        74,692
6

Resolution To reappoint Robin          531,140,771     1,289,178        71,508
7          Freestone

Resolution To approve the report on    468,562,453    23,018,218    40,922,113
8          directors' remuneration

Resolution To reappoint the auditors   518,683,280     2,386,247    11,434,059
9

Resolution To determine the            529,665,412     2,789,427        41,447
10         remuneration of the
           auditors

Resolution To authorise the company    529,128,100     3,298,584        64,303
11         to allot ordinary shares

Resolution To increase the authorised  530,765,763     1,665,222        60,375
12         share capital

Resolution To waive the pre-emption    530,731,143     1,615,463       147,248
13         rights

Resolution To authorise the company    532,030,039       136,987       324,932
14         to purchase its own shares

Resolution To authorise the company    531,460,508       775,548       253,366
15         to send documents
           electronically







                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 27 April, 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary